UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ATS Corporation

(formerly Federal Services Acquisition Corporation)

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

00211E104

(CUSIP Number)

Joel R. Jacks

900 Third Avenue, 33rd Floor

New York, NY 10022

Telephone:  (212) 909-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Squire, Sanders & Dempsey L.L.P.

8000 Towers Crescent Drive, 14th floor

Tysons Corner, VA 22182

Attention:  James J. Maiwurm

Telephone:  (703) 720-7890

January 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00211E104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joel R. Jacks

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,079,134(1)

	8.	Shared Voting Power 603,750(2)

	9.	Sole Dispositive Power 2,079,134(1)

	10.	Shared Dispositive Power 603,750(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,682,884(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%

14.	Type of Reporting Person (See Instructions) IN

(1)             Includes 1,043,653 shares of common stock issuable upon the exercise of warrants.

(2)             Includes 603,750 shares owned of record by FSAC Partners, LLC.

CUSIP No. 00211E104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter M. Schulte

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,101,134(1)

	8.	Shared Voting Power 603,750(2)

	9.	Sole Dispositive Power 2,101,134(1)

	10.	Shared Dispositive Power 603,750(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,704,884(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9%

14.	Type of Reporting Person (See Instructions) IN

(1)             Includes 1,043,653 shares of common stock issuable upon the exercise of warrants.

(2)             Includes 603,750 shares owned of record by FSAC Partners, LLC.

CUSIP No. 00211E104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dr. Edward H. Bersoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,205,187(1)

	8.	Shared Voting Power 0(2)

	9.	Sole Dispositive Power 1,205,187(1)

	10.	Shared Dispositive Power 0(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,187(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 5.7%

14.	Type of Reporting Person (See Instructions) IN

(1)             Includes 826,072 shares of common stock issuable upon the exercise of warrants.

(2)             Excludes shares owned by FSAC Partners, LLC on the basis that the Reporting Person does not have either voting or dispositive power with respect to such shares.

CUSIP No. 00211E104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FSAC Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 603,750(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 603,750(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 603,750(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) PN

(1)             FSAC Partners, LLC is the record owner of 603,750 shares.  However, Messrs. Jacks and Schulte have all voting and dispositive power over securities owned by FSAC Partners, LLC.  Accordingly, FSAC Partners, LLC, as such, disclaims any beneficial ownership.

CUSIP No. 00211E104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wesley Gaus

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 563,392(1)

	8.	Shared Voting Power 0(2)

	9.	Sole Dispositive Power 563,392(1)

	10.	Shared Dispositive Power 0(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 563,392(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.4%

14.	Type of Reporting Person (See Instructions) IN

(1)             Includes 554,930 shares of common stock issuable upon the exercise of warrants.

(2)             Excludes shares owned by FSAC Partners, LLC on the basis that the Reporting Person does not have either voting or dispositive power with respect to such shares.

CUSIP No. 00211E104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sary Awad

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 142,963(1)

	8.	Shared Voting Power 0(2)

	9.	Sole Dispositive Power 142,963(1)

	10.	Shared Dispositive Power 0(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 142,963(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1%

14.	Type of Reporting Person (See Instructions) IN

1)                 Includes 138,732 shares of common stock issuable upon the exercise of warrants.

(2)             Excludes shares owned by FSAC Partners, LLC on the basis that the Reporting Person does not have either voting or dispositive power with respect to such shares.

CUSIP No. 00211E104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel Colon, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,225(1)(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 41,225(1)(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,225(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) *%

14.	Type of Reporting Person (See Instructions) IN

1)                 Includes 36,995 shares of common stock issuable upon the exercise of warrants.

(2)             Excludes shares owned by FSAC Partners, LLC on the basis that the Reporting Person does not have either voting or dispositive power with respect to such shares.

Item 1.                                                        Security and Issuer.

The class of equity securities to which this Schedule 13D, Amendment No. 1 (this “Amendment”) relates is the common stock, par value $0.0001 per share (the “Common Stock”), of ATS Corporation, a Delaware corporation formerly known as Federal Services Acquisition Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7915 Jones Branch Drive, McLean, VA 22102.

Item 2.                                                        Identity and Background.

This Schedule 13D is filed on behalf of each the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Joel R. Jacks (“Jacks”),

Peter M. Schulte (“Schulte”),

Dr. Edward H. Bersoff (“Bersoff”),

FSAC Partners, LLC (“FSAC Partners”),

Wesley Gaus (“Gaus”),

Sary Awad (“Awad”), and

Daniel Colon, Jr. (“Colon”).

Jacks, Schulte, Bersoff, FSAC Partners, Gaus, Awad and Colon are collectively referred to herein as the “Reporting Persons.”  The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

This Schedule 13D relates to (i) 2,682,884 shares of Common Stock, including 1,043,653 shares of Common Stock issuable upon the exercise of warrants, held by Jacks, (ii) 2,704,884 shares of Common Stock, including 1,043,653 shares of Common Stock issuable upon the exercise of warrants, held by Schulte, (iii) 1,205,187 shares of Common Stock, including 826,072 shares of Common Stock issuable upon the exercise of warrants, held by Bersoff, (iv) 603,750 shares of Common Stock held of record by FSAC Partners, which shares are beneficially owned by Jacks and Schulte, (v) 563,392 shares of Common Stock, including 554,930 shares of Common Stock issuable upon the exercise of warrants, held by Gaus, (vi) 142,963 shares of Common Stock, including 138,732 shares of Common Stock issuable upon the exercise of warrants, held by Awad, and (vii) 41,225 shares of Common Stock, including 36,995 shares of Common Stock issuable upon the exercise of warrants, held by Colon, respectively (collectively, the “Shares”).

Jacks, Schulte, Bersoff, Gaus, Awad and Colon are included among the members of FSAC Partners.  However, since Jacks and Schulte control the voting and disposition of Shares held by FSAC Partners, Bersoff, Gaus, Awad and Colon disclaim beneficial ownership of shares held by FSAC Partners.

Each of Jacks, Schulte and Bersoff is serving as a director of the Issuer. Bersoff is now serving as the Issuer’s Chairman, President and Chief Executive Officer.

The business address of Jacks, Schulte, FSAC Partners, Gaus, Awad and Colon is 900 Third Avenue, 33rd Floor, New York, NY 10022.  Each of these individuals (not including FSAC Partners) is associated with CM Equity Partners.

The business address of Bersoff is 7915 Jones Branch Drive, McLean, Virginia 22102.

During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Each of the individual Reporting Persons is a citizen of a United States.  FSAC Partners is a Delaware limited liability company.

Item 3.                                                        Source and Amount of Funds or Other Consideration.

On January 26, 2007 FSAC Partners distributed to its members, for no consideration, the 1,849,764 warrants to purchase Common Stock that had been held by FSAC Partners.  The warrants were distributed as follows:

Bersoff	582,676
Jacks	240,469
Schulte	240,469
Awad	138,732
Colon	36,995
Gaus	554,930
Others	55,493

The beneficial ownership of Common Stock reflected in this Amendment reflects the distribution of such warrants to the Reporting Persons.

Item 5.                                                        Interest in Securities of the Issuer.

All of the percentages calculated in this Amendment are based on 19,907,558 shares of Common Stock outstanding as of the close of business January 24, 2007.  The percentages reflect, in both the numerator and denominator of the computation as to each beneficial owner, the number of shares of Common Stock issuable upon the exercise of warrants held by each beneficial owner.

All share ownership data in this Item 5 includes shares of Common Stock issuable upon the exercise of warrants beneficially owned by the respective Reporting Persons.

In the aggregate and without duplication, as of the date of this statement, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 6,736,785 shares of Common Stock, which represents approximately 28.6% of the Common Stock outstanding as of the date of this Amendment.  As set forth below, each of the Reporting Persons expressly disclaims beneficial ownership of shares of Common Stock as to which he or it does not have actual voting and dispositive power.

As of the date of this Amendment, FSAC Partners may be deemed to be the beneficial owner of an aggregate of 603,750 shares of Common Stock, which represents approximately 3.0% of the Common Stock outstanding as of the date of this Amendment.  FSAC Partners is the record owner of these securities.  However, Messrs. Jacks and Schulte have all voting and dispositive power over securities owned by FSAC Partners.  Accordingly, FSAC Partners, as such, disclaims any beneficial ownership. Each of Jacks and Schulte disclaims ownership of the shares of Common Stock held by FSAC Partners except to the extent of his pecuniary interest therein.

As of the date of this Amendment, Jacks may be deemed to be the beneficial owner of an aggregate of 2,682,884 shares of Common Stock, which represents approximately 12.8% of the Common Stock outstanding as of the date of this statement.  Jacks has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 2,079,134 of such shares.

As of the date of this Amendment, Schulte may be deemed to be the beneficial owner of an aggregate of 2,704,884 shares of Common Stock, which represents approximately 12.9% of the Common Stock outstanding as of the date of this statement.  Schulte has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 2,101,134 of such shares.

As of the date of this Amendment, Bersoff may be deemed to be the beneficial owner of an aggregate of 1,205,187 shares of Common Stock, which represents approximately 5.7% of the Common Stock outstanding as of the date of this statement.  Bersoff has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, such shares.

As of the date of this Amendment, Gaus may be deemed to be the beneficial owner of 563,392 shares of Common Stock, which represents approximately 2.4% of the Common Stock outstanding as of the date of this Amendment.  Gaus has the sole power to vote or direct the vote of, and dispose or direct the disposition of, such shares.

As of the date of this Amendment, Awad may be deemed to be the beneficial owner of 142,963 shares of Common Stock, which represents approximately 1% of the Common Stock outstanding as of the date of this Amendment.  Awad has the sole power to vote or direct the vote of, and dispose or direct the disposition of, such shares.

As of the date of this Amendment, Colon may be deemed to be the beneficial owner of 41,225 shares of Common Stock, which represents less than 1% of the Common Stock outstanding as of the date of this Amendment.  Colon has the sole power to vote or direct the vote of, and dispose or direct the disposition of, such shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  January 31, 2007

JOEL R. JACKS
By:	/s/ Joel R. Jacks
Name:	Joel. R. Jacks

PETER M. SCHULTE
By:	/s/ Peter M. Schulte
Name:	Peter M. Schulte

DR. EDWARD H. BERSOFF
By:	/s/ Dr. Edward H. Bersoff
Name:	Dr. Edward H. Bersoff

FSAC PARTNERS, LLC
By:	/s/ Joel R. Jacks
Name:	Joel R. Jacks
Title:	Managing Partner

WESLEY GAUS
By:	/s/ Wesley Gaus
Name:	Wesley Gaus

SARY AWAD
By:	/s/ Sary Awad
Name:	Sary Awad

DANIEL COLON, JR.
By:	/s/ Daniel Colon, Jr.
Name:	Daniel Colon, Jr.